UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BPZ Energy, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

055639 10 8

(CUSIP Number)

Fernando J. Zúñiga y Rivero
580 Westlake Park Blvd.
Suite 525
Houston, Texas 77079
(281) 556-6200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 055639 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fernando J. Zúñiga y Rivero

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,304,539

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,304,539

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,304,539

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This amended statement on Schedule 13D relates to the common stock, no par value per share (the "Common Stock"), of BPZ Energy, Inc. (the “Company”).  The principal executive offices of the Company are located at 580 Westlake Park Blvd., Suite 525, Houston, Texas 77079.

Item 2.	Identity and Background
(a)	This Amended Schedule 13D is being filed by Fernando J. Zúñiga y Rivero.
(b)	The business address of Dr. Zúñiga y Rivero is 580 Westlake Park Blvd., Suite 525, Houston, Texas 77079.
(c)	Dr. Zúñiga y Rivero is the Chairman of the Board of Directors of the Company.
(d) & (e)

Dr. Zúñiga y Rivero has not, during the five years prior to July 28, 2005, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

(f)	There are no material changes to the information previously reported in Item 2(f) of the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Dr. Zúñiga y Rivero's securities were initially received in the share exchange merger between BPZ Energy, Inc. and Navidec, Inc. reported on Form 8-K filed for the event dated September 10, 2004.  Pursuant to the Merger Agreement, dated July 8, 2004 and available as Exhibit 10.1 to the Form 8-K filed on July 13, 2004 (the "Merger Agreement"), the Company distributed the second tranche of earn-out shares related to obtaining certification of certain reserves.

Item 4.	Purpose of Transaction

Pursuant to the Merger Agreement, the Company distributed shares to Dr. Zúñiga y Rivero related to the Company’s achievement of obtaining certification of certain reserves.  Furthermore, under the Merger Agreement, certain individuals including Dr. Zúñiga y Rivero (a) may obtain an additional 9,000,000 shares in the aggregate if the Company meets certain production goals prior to December 31, 2007; however, Dr. Zúñiga y Rivero does not have any plans or proposals that would result in (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; (c) a sale or transfer of a material amount of assets of the Company; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term directors or to fill an existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change to the Company’s business or corporate structure; or (g) changes in the Company’s charter or bylaws or other actions which may impede the acquisition of control of the Company by any person.  (Items 4(h)-(j) are not applicable).

Item 5.	Interest in Securities of the Issuer
(a)	As of July 22, 2005, there were 37,953,774 shares of common stock of BPZ Energy, Inc. Dr. Zúñiga y Rivero currently beneficially owns 8.7% of the outstanding Common Stock of the Company.
(b)

As of July 28, 2005 Dr. Zúñiga y Rivero had the sole power to vote or sole power to direct the vote and sole power to dispose and sole power to direct the disposition of 3,304,539 shares of Common Stock.

(c)	Other than the transaction described herein, Fernando J. Zúñiga y Rivero has not effected any transactions in the Common Stock in the past 60 days.
(d)	There are no material changes to the information previously reported in Item 5(d) of the Schedule 13D.
(e)	There are no material changes to the information previously reported in Item 5(e) of the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There are no material changes to the information previously reported in Item 6 of the Schedule 13D.

Item 7.	Material to Be Filed as Exhibits
There are no material changes to the information previously reported in Item 7 of the Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2005
/s/ Fernando J. Zúñiga y Rivero
Fernando J. Zúñiga y Rivero

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).